Prudential Investment Portfolios 3

PGIM Quant Solutions Large-Cap Value Fund

Notice of Rule 12b-1 Fee Waiver

Class A and R Shares

THIS NOTICE OF RULE 12B-1 FEE WAIVER is signed as of March 1, 2023, by PRUDENTIAL

INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the principal underwriter of PGIM Quant Solutions Large-Cap Value Fund, formerly, PGIM QMA Large-Cap Value Fund, a series of Prudential Investment Portfolios 3, an open-end management investment company (the Fund).

WHEREAS, PIMS desires to waive a portion of its distribution and shareholder services fees payable on Class A and Class R shares of the Fund (Rule 12b-1 fees); and

WHEREAS, PIMS understands and intends that the Fund will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waivers by incurring lower Fund operating expenses than they would absent such waivers.

NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution and service (12b-1) fees to 0.25% and 0.50% of the average daily net assets of Class A and Class R shares, respectively. These waivers may not be terminated prior to June 30, 2024, without prior approval of the Fund’s Board of Trustees.

IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

Very truly yours,

PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

By:	/s/Scott E. Benjamin
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Name:	Scott E. Benjamin
Title:	Vice President